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MARTIN WONG


S T O P
DEPT OF TRANSPORTATION

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Offering & Artist Overview

$300,000
Initial Offering Size

29.3%
Similar Sales Appreciation Rate ('07-'24)[1]

30.6%
Artist Record Price Growth ('01-'24)[2]

High Momentum At Auction

Wong is having a record-breaking year, setting his #1 and #4 auction prices this past May. All of his top ten sales have occurred in the last six years—before 2019, his annual auction totals never exceeded $250K. We believe his market ascent is just beginning.



$1.2M
$1.0M
$0.8M
$0.6M
$0.4M
$0.2M
0
2010
2012
2014
2016
2018
2020
2022
2024

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MARTIN WONG
SEMAPHORE

THE [$1.6M] PRICE CAPS OFF A REMARKABLE RISE IN RECOGNITION FOR THE ARTIST

“The artist’s previous record at auction was set in 2022 ... for $1.26 million at Bonhams.”

ARTSY

2024

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. Record Price Appreciation reflects the frequency at which a new record hammer price at auction is achieved by the artist which can be indicative of the artist's market momentum and growth rate. The applicable time period for which we calculate Record Price Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date for which a record price exists prior to the qualification of an applicable offering that the Masterworks public sale database has been updated.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Martin Wong have a record price com- pound annual growth rate ("CAGR") of 30.6% from February 20, 2001 to June 30, 2024. This calculation is based on (i) a record price of $2,600 on February 20, 2001, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,327,500, the most recent record price as of June 30, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.